RESULTS OF ANNUAL MEETINGS OF SHAREHOLDERS (UNAUDITED)

On May 23, 2000, the annual meeting of Shareholders of The
Latin America Equity Fund, Inc. (the "Fund") was held and the following matters were voted upon:



1.     To re-elect two Directors of the Fund.

Name of Director     For       Withheld  Non-Voted


George W. Landau   5,662,387   362,668    1,100,473

Richard W. Watt    5,665,553   359,502    1,100,473


In addition to the directors re-elected at the meeting, Dr.
Enrique R. Arzac, James J. Cattano, William W. Priest, Jr.
and Martin M. Torino continue to serve as directors of the Fund.

Effective November 10, 2000, Riordan Roett serves as a director of the Fund.

2. To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants of the fund for the fiscal year ending December 31, 2000.

For                                         5,957,489
Against                                     48,296
Abstain                                     19,270
Non-Voted                                   1,100,473


3. To approve a shareholder proposal requesting that the Board of Directors present for shareholder approval a program to permit shareholders to realize net asset value for their shares.

For                                     3,131,877
Against                                 750,787
Abstain                                 63,375
Delegated Non-Votes/Non-Votes           3,179,489


On October 10, 2000, the special meeting of sharholders of The
Latin America Equity Fund, Inc. (the "Fund") was held and the following matter was voted upon:

1. To approve the Merger Agreement and Plan of Reorganization wherby the Fund will merg with and into the Latin America
Investment Fund, Inc.

For                                     3,139,580
Against                                 202,417
Abstain                                 84,669
Non-Votes                               2,704,762